FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    March 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

March 24, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

For Immediate Release: NR 08-14

EXETER TO PRESENT AT THE AMERICAN STOCK EXCHANGE FIFTH ANNUAL PRECIOUS AND
BASE METALS INVESTOR CONFERENCE

Vancouver, BC, March 24, 2008 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter”) announces its participation in the Fifth Annual Precious and Base Metals Investor Conference to be held this year on March 26, 2008 at The Harvard Club of New York City. The conference, which is being held by the American Stock Exchange and sponsored by BMO Capital Markets, will feature 32 precious and base metals companies.

Mr. Yale Simpson, Executive Chairman of Exeter, will be in Track 1 and will be presenting at 11:30 a.m. For a complete schedule, or to register to attend the conference, please contact Erika Kay of the Amex IR Alliance at (212) 896-1208 or ekay@kcsa.com.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold, gold-copper and silver properties in South America.

The Cerro Moro Gold-Silver Project (100% owned by Exeter) in Santa Cruz Province, Argentina is generating high grade to ‘bonanza grade’ drilling results within an extensive epithermal vein system, located 80 miles east of the Cerro Vanguardia gold mine. Drilling will continue through 2008 using as a minimum three drill rigs. Our focus is to establish a high grade gold-silver resource amenable to open pit mining.

The Company currently has three rigs drilling its Caspiche gold porphyry project in Chile, located between the Refugio mine (Kinross Mining Corp) and the giant Cerro Casale gold project (Barrick Gold Corp and Kinross Mining Corp).

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company has filed suit in the Mendoza Courts to challenge the constitutionality of new legislation, which has the effect of banning conventional mining in the province. The Company will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

In 2008, Exeter plans to explore other gold-silver targets in prospective regions of Patagonian Argentina and Chile. The Company gained a broad foothold in the region through separate strategic alliances with Cerro Vanguardia S.A. (an AngloGold Ashanti subsidiary), and Rio Tinto Mining and Exploration Chile.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Yale R. Simpson

Executive Chairman

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the timing of its drilling programs and exploration results. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2006, dated April 2, 2007 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws..

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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